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AM 6-21-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05043497

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2005 WASH, D.C.

SEC FILE NUMBER
8-53060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDB Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Volpe (212) 551-8684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 24 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDB Capital Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THEODORE D. ITZKOWITZ
Notary Public, State of New York
No. 30-4758612, Qualified in Nassau County
Certificate Filed in New York County
Commission Expires January 31, 2007

Notary Public

Signature

Director & Executive Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


IDB CAPITAL

This is to confirm, no changes were made to the financial information for IDB Capital Corp. filed in the amended, year end 2004, focus Report of February 24, 2005 with the NASD, as compared to IDB Capital 's audit report dated, February 25, 2005, issued by KPMG for the year ended December 31, 2004.

No material changes were made to the amended Focus Report dated February 24, 2005 from the original Focus Report as filed.

Signed by: 
Michael A. Volpe
Executive Vice President

511 FIFTH AVENUE NEW YORK, NY 10017-4997 • TEL: (212) 551-8800 • FAX: (212) 551-8822
MEMBER NASD • SIPC


IDBCAPITAL

June 16, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 17 2005
WASH. D.C. 209 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **IDB Capital Corp.**

To Whom It May Concern:

Please find enclosed the revised Annual Audited Report Form X-17A-5 for the year ended December 31, 2004.

Also, enclosed a statement signifying that no changes were made to the financial information for IDB Capital Corp. for the year ended 2004 Focus Report, and to the amended Focus Report dated February 24, 2005 from the original Focus Report as filed.

If you have any questions or require additional information, I can be reached at: (212) 551-8684.

Very truly yours,

Michael A. Volpe
Executive Vice President

cc: Mr. Theodore Itzkowitz

511 FIFTH AVENUE NEW YORK, NY 10017-4997 • TEL: (212) 551-8800 • FAX: (212) 551-8822
MEMBER NASD • SIPC